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CONFIDENTIAL
FOIA CONFIDENTIAL TREATMENT REQUESTED

BY ELECTRONIC SUBMISSION

June 23, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention:	Kathleen Collins Accounting Branch Chief

Subject:	Cognos Incorporated Form 10-K for the fiscal year ended February 28, 2005 filed April 29, 2005 File no. 033-72402

Ladies and Gentlemen:

This letter is being furnished in response to comments contained in the letter dated May 24, 2006 (the “Letter”) from Kathleen Collins, Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance and Administration, of Cognos Incorporated (the “Corporation”). The comments and the Corporation’s responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for the fiscal year ended February 28, 2005

Critical Accounting Estimates, page 44

COMMENT

1.	Tell us why you believe that your sample of 200 orders is a statistically valid representation of your total population of sales orders.

Confidential Treatment Requested by Cognos Incorporated

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RESPONSE

The response to this comment is set forth in footnote number 2 on page 1, Section V and Appendix A to the white paper, dated June 23, 2006 which is attached to this comment letter response. (the “white paper”)

COMMENT

2.	Tell us what consideration you gave to determining product support VSOE of fair value by grouping renewals along similarities of factors such as geographic regions or locations; type and nature of products; size of the customer and distribution channel (e.g. resellers, distributors, etc.); stage of licensed product life cycle; other arrangement elements; overall economics and term of the license arrangement or other factors.

RESPONSE

The response to this comment is set forth on pages 14 to 16 and pages 20 to 30 of the white paper.

COMMENT

3.	For contracts where product support renewal fees are specified in the agreement, it is unclear whether your customers actually renewed product support at that specified rate. Tell us whether it is your customary practice to have your customers renew at the specified renewal rate or whether such rates are renegotiated upon renewal. Additionally, for the year ended February 28, 2006, tell us what percentage of your customers actually renewed product support at the specified renewal rate as opposed to a different rate that was subsequently negotiated.

RESPONSE

The response to this comment is set forth on pages 8 to 11, including footnotes 14, 15 and 16 and pages 26 to 28 of the white paper.

COMMENT

4.	We note that for contracts where product support fees are not specified in the agreement, revenue is deferred for product support based on your list price. Tell us whether there are different list prices for product support based on the type, nature and life cycle stage of product sold; the geographic location of the customer; the size of the customer or distribution channel used.

RESPONSE

The response to this comment is set forth on page 9 of the white paper.

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COMMENT

5.	We also note in the charts provided where product support renewal fees are not specified (including contracts with first year support specified), that certain renewal fees actually paid for product support were greater than your list price of 25%. Tell us the specific facts and circumstances that resulted in certain customers paying product support renewal fees greater than the Company’s list price. Also, explain how you concluded that the list price of 25% is the high-end of your range given the renewals at greater amounts.

RESPONSE

The response to this comment is set forth on pages 10 to 11, with respect to adjustments, and pages 14 to 15 with respect to resellers, of the white paper.

COMMENT

6.	Tell us how you recognize revenue for product support on licenses sold through a reseller. In this regard, tell us whether the amount of revenue recognized in year one is based on a percentage of the license fee paid by the reseller or the price the reseller charges the end user. Similarly, tell us how you calculate the product support revenue in year two and beyond. Additionally, tell us how the renewal price of product support is determined, including who negotiates the price, and whether the reseller provides any product support to the end user.

RESPONSE

The response to this comment is set forth on pages 14 to 15 including footnote 18 and pages 28 to 30 of the white paper.

COMMENT

7.	Tell us specifically what factors are considered in determining the product support renewal rate that is charged to a customer. For example, what consideration do you give to customer payment terms and location; type, nature and life cycle stage of licensed product; other arrangement elements and overall economics and term of the license arrangement in determining the product support renewal rate charged to a customer.

RESPONSE

The response to this comment is set forth on pages 14 to 16 and pages 20 to 30 of the white paper.

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COMMENT

8.	Please describe the policies and procedures followed for establishing VSOE on a periodic basis. For example, describe whether you statistically sample contracts or perform some other evaluation of contracts annually (or more frequently, if necessary) to determine if the product support fees charged are consistent with your policies and procedures and are representative of VSOE. Please advise.

RESPONSE

This comment is discussed throughout the white paper, including footnote 18 on page 12 of the white paper.

In connection with our response, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone John Huber of Latham & Watkins LLP to discuss our responses to the Staff comment letter and the white paper.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
    and Chief Financial Officer

Attachment:
        White paper dated June 23, 2006 with Appendix A

cc:	Patrick Gilmore, Staff Accountant Craig Wilson, Senior Assistant Chief Accountant Jeff Slate, Ernst & Young LLP Rob C. Scullion, Ernst & Young LLP

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June 23, 2006

I. Introduction

To assist the Staff in its review of Cognos Incorporated’s (The “Company” or “Cognos”) software revenue recognition policy, the Company has prepared this white paper which describes the practices, procedures and methodology relating to the use of vendor-specific objective evidence (“VSOE”) of fair value for post contract customer support (“PCS”) in accounting for the allocation of amounts in multiple element arrangements. This white paper summarizes the Company’s position on compliance with paragraphs 10 and 57 of American Institute of Certified Public Accountants, Statement of Position 97-2 “Software Revenue Recognition” as amended by Statement of Position 98-9 “Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions” (hereinafter, collectively referred to as “SOP 97-2”) and demonstrates how the statistical sample of 530 transactions described in Appendix A(1) (“PwC Sample”) conducted by PricewaterhouseCoopers LLP (“PwC”) supports the Company’s position on VSOE of fair value for PCS.(2) This white paper has been reviewed by the Company’s independent auditors, Ernst & Young LLP (“E&Y”) and the Audit Committee of the Company’s Board of Directors.

II. Conclusion

Cognos believes that its process, which uses both contractually stated PCS rates and the prices charged for PCS when it is sold separately by class of customer results in providing management with contemporaneous objective evidence to establish VSOE of fair value for PCS. The Company’s guiding principle in accounting for PCS bundled with initial software license sales is to allocate an amount of the arrangement fees to PCS is representative of the VSOE of fair value associated with the customers’ subsequent renewal of the PCS agreement. While statistical sampling was not done at the time the initial contract was entered into, the Company’s experience gained by implementing the two methods, as verified by the PwC Sample, demonstrates the soundness of the Company’s process and its ability to ascertain, with a high degree of precision, what its PCS renewal rates will be. In substance and procedure, we respectfully submit that the Company’s VSOE of fair value for PCS complies with SOP 97-2.

(1)	Appendix A explains the methodology and statistical validity of the PwC Sample.

(2)	Management has previously submitted a sample of 200 orders in response to prior Staff comments. Upon further inspection, management determined that the prior sample was not sufficient to address the Staff’s comments. Thus, the PwC Sample replaces the 200 order sample. As discussed in Appendix A to this white paper, PwC, E&Y and management believe that the PwC Sample is a statistically valid representation of the Company’s total population of sales orders.

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This white paper consists of a background section followed by a discussion of management’s process to determine VSOE of fair value for PCS and how the Company’s policy complies with paragraphs 10 and 57 of SOP 97-2 which, in turn, is followed by the results of the PwC Sample. By a separate letter of even date with this white paper, the Company is responding to the Staff’s comment letter of May 24, 2006 which letter responds to each comment by including page references to this white paper.

III. Background

Cognos is a global leader in business intelligence (“BI”) and corporate performance management (“CPM”) software solutions. Our integrated solutions consist of our BI components, performance management applications, and analytical applications. Over 23,000 customers located in more than 135 countries have deployed our BI, performance management solutions and analytic applications. Our primary target market and customer base is Global 3500 companies(3) and large public sector organizations. Our competitors include Hyperion, Business Objects and Microstrategy.

(3)	Global 3500 Companies are defined by Cognos as the largest 3500 companies in the world.

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In fiscal year 2005 and fiscal year 2004, we had total revenue of $825.5 million and $683.1 million, respectively. In fiscal year 2005, approximately 58% of revenue was derived in the Americas, 33% of revenue was derived from our Europe Region, and 9% from our Asia/Pacific Region. Product license revenue amounted to $363.0 million in fiscal year 2005 and $286.1 million in fiscal year 2004. PCS amounted to $320.5 million (approximately 39% of total revenue) in fiscal year 2005 and $274.3 million (approximately 40% of total revenue) in fiscal year 2004.

For fiscal year 2005 and fiscal year 2004, revenue (licensing arrangements) by product type (amounts in millions) consists of:

[TEXT REDACTED]/[CHART REDACTED]

IV.     Compliance with SOP 97-2

A.     Management’s Determination of VSOE of Fair Value for PCS

As described in Note 1 – “Summary of Significant Accounting Policies” – to the Company’s financial statements, Cognos recognizes revenue in accordance with SOP 97-2. The Company recognizes revenue only when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. For multiple element arrangements, Cognos allocates revenue to each element of the contract based on VSOE of fair value of the elements using the residual method as described in paragraph 12 of SOP 97-2.

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All of the Company’s product license revenue is earned from licenses of off-the-shelf software requiring no customization. In multiple element arrangements, revenue allocated to software licenses is recognized upon delivery of the products assuming all of the other revenue recognition criteria of SOP 97-2 have been met. Arrangement fees allocated to PCS are recognized ratably over the life of the contract, typically 12 months. Substantially all of the Company’s software product arrangements are perpetual licenses and sold with a bundled first year PCS offering.

As required by SOP 97-2, Cognos establishes VSOE for each element of a contract with multiple elements (e.g., delivered and undelivered products, support obligations, education, consulting, and other services). The principle undelivered element in the Company’s initial software license arrangements and transactions is typically PCS. The Company allocates arrangement consideration to PCS based upon its VSOE of fair value. Paragraphs 10 and 57 of SOP 97-2 describe two methods of establishing VSOE of fair value for PCS that are used by the Company. We believe that a stated renewal rate included in a contract is sufficient to establish VSOE of fair value for PCS under paragraph 57 (i.e. the first method) provided that the rate is consistent with the Company’s customary pricing practices. The second method is the price charged when the same element is sold separately. The Company accounts for PCS using the first method when a stated PCS rate is included in a contract. For all other contracts, the Company establishes VSOE of fair value for PCS based upon the price charged when PCS is sold separately (i.e., the second method).

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While the Company’s historic practice has not been to contemporaneously statistically validate that the stand-alone PCS prices are within a specific range, the Company nevertheless meets the criteria in paragraphs 10 and 57 of SOP 97-2 because it has allocated arrangement consideration to PCS included in software licensing arrangements based upon contemporaneous evidence of stand-alone prices and the application of controlled processes.(4) The contemporaneous evidence used ensures that the first year deferral is consistent with the amount at which PCS will actually be renewed in the second and subsequent years. This is validated by the PwC Sample in that the mean on first year PCS ([TEXT REDACTED]%) is highly correlated to the mean on renewal PCS ([TEXT REDACTED]%).

The Company stratifies its customers into three classes in determining VSOE of fair value for PCS. The purpose of the classifications is to establish three levels of authorized ranges of possible pricing that can be used for pricing relating to PCS in initial license arrangements. [TEXT REDACTED](5) [TEXT REDACTED] Each of the three types of contracts(6) is found in each of the three classes of customers.

(4)	Management’s process for evaluating contemporaneous stand-alone prices is discussed infra in footnote 18.

(5)	[TEXT REDACTED] these categories reflect the Company’s ability to base its determination of VSOE upon its knowledge of and experiences with other customers in the same class as well as its long-standing customer relationships. [TEXT REDACTED] The classes of customers are consistent with SOP 97-2: “In some cases, pricing may be based on many different factors or combinations thereof. For example, certain arrangements are priced differently based on the type of customer or the number of users that will be granted access to the licensed products. In these arrangements, a software vendor may, as part of its standard pricing policy, offer a reduced per user price to companies purchasing a greater number of user licenses or a greater number of products.” See, Sondhi and Taub, 2006 Miller Revenue Recognition Guide Section 10.42, (hereinafter the “Miller Revenue Recognition Guide”).

(6)	The three types of contracts are discussed infra on page 8.

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The classes of customer are as follows:

Class of Customer	[TEXT REDACTED]	PCS Amount Charged As % of
Total Initial Software
License Transaction Amount(7)

[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

[TEXT REDACTED]	[TEXT REDACTED]	[TEXT REDACTED]

When PCS in individual arrangements is stated below the lower limits of the Company’s published ranges as described in the table above, the Company adjusts the percentage allocated for support upwards to the low end of the applicable range by customer class.(8) This adjustment allocates additional revenue from license revenue to deferred PCS revenue which amount is amortized over the life of the PCS contract, normally one year. If the stated PCS is above the reasonable range, no adjustment is made and the deferred PCS revenue is measured at the contracted percentage.

(7)	The ranges in the table above represent the Company’s pricing policies for its respective customer classes. Direct sales representatives are not authorized to deviate from the above described customer class ranges of PCS rate percentages. Any proposed deviations below the range must be authorized by higher level management, and historically such deviations are rare as demonstrated by infra in footnote 8.

(8)	Instances in which arrangements fall below the ranges shown in the table on the top of this page are immaterial, based on the PwC Sample (2% of our transactions and less than 1% of our license revenues). Therefore, they are not further discussed in this white paper.

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Arrangement consideration for non-PCS related service elements is allocated based upon VSOE of fair value which is established using the pricing for those elements when they are sold separately. The remaining arrangement unallocated consideration is allocated to the software license using the residual method and recognized when the criteria in paragraph 8 of SOP 97-2 are met. The Company’s allocation of arrangement consideration consists of:

Elements:	Allocation of Arrangement Consideration

Non-PCS Related Services	VSOE of fair value using prices when sold separately
per paragraph 10

PCS	• VSOE of fair value based upon contractually
stated renewal rates
• VSOE of fair value based upon the price
charged when the same element is sold separately
by class of customer

Software License	Residual method per SOP 97-2

Paragraph 57 of SOP 97-2 states “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately, (that is, the renewal rate).” Section 5.21 of PricewaterhouseCoopers’ Software Revenue Recognition monograph states “…VSOE of the fair value of PCS is generally based on renewal rates for PCS, which are to be charged once the initial PCS period contained in the original licensing arrangement expires.” [Emphasis added.] Based upon the foregoing authoritative accounting literature (level D GAAP), the Company believes that practice under SOP 97-2 for allocating arrangement consideration to PCS is the establishment of VSOE of fair value through the use of contractually stated renewal rates or separate prices, including prices that are: (i) established by a vendor through its consistent application of internal policies/processes; and (ii) successfully obtained from its customers on a consistent basis and contemporaneous with new license transactions. The Company uses both methods to establish VSOE with respect to its three categories of contracts, as discussed below, and three classes of customers, as discussed above.

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Approximately 24% of our customers (representing approximately 49% of our revenue) agree to specified PCS renewal terms (i.e., renewal PCS rate percentages) at the time of the initial software license arrangements. For these contracts (referred to as “stated renewal rate” contracts), the Company uses the contractually stated renewal rate to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognizes such consideration ratably over the PCS term in accordance with paragraph 12 of SOP 97-2, provided that the rate is consistent with the Company’s customary pricing practices. As illustrated by the tables entitled ‘New Maintenance as Percentage of License Amount (by Contract Type)’ and ‘Renewal as a Percentage of License Amount (by Contract Type)’ on page 27, there is a high correlation between the mean of amounts allocated to PCS in the initial software licensing arrangement for such arrangements ([TEXT REDACTED]%) and the mean of amounts at which PCS is renewed ([TEXT REDACTED]%).

In another 51% of our customer transactions (representing approximately 37% of our revenue), primarily those entered into in Europe, a “stated price” (and/or PCS rate percentage) is indicated with respect to the PCS for the first year of the initial software license arrangement and transaction. The Company’s practice is to use such contractually “stated prices” (referred to as “stated first year PCS” contracts) to allocate arrangement consideration to the undelivered PCS at the inception of the arrangement and recognizes such consideration ratably over the PCS term in accordance with paragraph 12 of SOP 97-2, provided that it is consistent with the Company’s customary practices, as this is typically the rate at which PCS will be renewed. As illustrated by the tables entitled ‘New Maintenance as a Percentage of License Amount (by Contract Type)’ and ‘Renewal as a Percentage of License Amount (by Contract Type)' on page 27, there is a high correlation between the mean of the amounts allocated to PCS in the initial software licensing arrangement for such arrangements ([TEXT REDACTED]%) and the mean of amounts at which PCS is renewed ([TEXT REDACTED]%). Generally, stated first year PCS is included as a percentage of the software license fee, except in certain countries where a monetary amount is stated (which is derived from a percentage of the license fee).

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The remaining 25% of our customers (representing approximately 15% of our revenue) do not have a specified PCS renewal rate (and/or PCS rate percentage) in the agreements (referred to as “unstated rate” contracts). While there is no “stated price” of PCS included in the respective initial software license arrangements in this third category, the Company has a consistent policy of using its commercial list price of 25%(9) as the PCS renewal rate (unless there is other contemporaneous evidence that would indicate a different amount)(10) and allocates an amount representing 25% of the license fee to PCS in the first year of the arrangement. As illustrated in the table entitled New Maintenance as a Percentage of License Amount (by Contract Type) on page 27, [TEXT REDACTED]% of first year PCS deferrals range between [TEXT REDACTED]% and [TEXT REDACTED]%.

(9)	The company has a single list price of 25% of license revenue for PCS.

(10)	Management’s process for evaluating all evidence available is discussed infra in footnote 18.

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To summarize the relationship between the categories of contracts and the two methods for establishing VSOE of fair value for PCS that are described on page 4: Category 1, stated renewal rate is the first method; Category 2, stated first year PCS is the first method; and Category 3, unstated rate, is the second method.

[TEXT REDACTED] (11) [TEXT REDACTED] This change in amount is based on several factors including CPI, co-termination,(12) change in customer class due to additional license purchases,(13) or changes in economic circumstances. These factors are considered immaterial and offset each other in each category of contracts. The immateriality of the adjustments for the first type of contract (stated renewal rate) is demonstrated by the PwC Sample’s close correlation between the mean on actual first year PCS

(11)	See footnote 18, infra, for a discussion of the Company’s process. The adjustments of these amounts do not constitute concessions as defined by TPA 5100.56.

(12)	A co-termination represents a situation where the customer is aligning its support dates to terminate/expire at the same time/on the same date as the expiration date of pre-existing PCS arrangements.

(13)	[TEXT REDACTED].

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([TEXT REDACTED]%) and the mean on renewal PCS ([TEXT REDACTED]%).(14) For the second type of contracts (stated first year PCS), immateriality is demonstrated by the same correlation between the mean on first year maintenance ([TEXT REDACTED]%) and the mean of renewal maintenance ([TEXT REDACTED]%).(15) For the third type of contracts (unstated rate), immateriality is demonstrated by the correlation between the mean on first year PCS ([TEXT REDACTED]%) and the mean on renewal PCS ([TEXT REDACTED]%).(16)

The Company believes it has established VSOE of fair value of PCS in accordance with the parameters set forth in SOP 97-2 for each type of its contracts through a combination of methods.(17) For two of the three categories of contracts (stated renewal rate and stated first year PCS), the Company uses the stated renewal rate or a rate/amount that approximates the renewal rate and is corroborated by the mean between first year PCS and renewal PCS, as discussed above. With respect to the third category of contracts, (unstated rate), the Company has a consistent policy of using its commercial list price (unless there is other contemporaneous evidence that would indicate a different amount) which approximates the renewal rate, which is discussed above and is corroborated by the correlation between the mean first year PCS and renewal PCS.

(14)	With respect to stated renewal rate contracts entered into in fiscal year 2005 and renewed in fiscal year 2006, [TEXT REDACTED]% of contracts sampled renew at the same rate as specified and used in the first year. [TEXT REDACTED]% renew within [TEXT REDACTED] percentage point of the first year rate.

(15)	With respect to stated first year PCS contracts entered into in fiscal year 2005 and renewed in fiscal year 2006, [TEXT REDACTED]% of contracts sampled renew at the same rate as specified and used in the first year. [TEXT REDACTED]% renew within [TEXT REDACTED] percentage point of the first year rate.

(16)	For further information, see the tables entitled ‘New Maintenance as a Percentage of License Amount (by Contract Type)', ‘Projected Sample Results by Contract Type’ on page 27, infra.

(17)	Using a combination of methods is consistent with SOP 97-2. See Miller Revenue Recognition Guide at Section 10.42.

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Greater than 65% of the Company’s business is derived from repeat customers. The Company is fortunate to have experienced a long and continuing relationship with its customers, the vast majority of which consistently renew PCS contracts year after year. These renewals represent separate contemporaneous sales of PCS and serve as a basis to establish VSOE of fair value, whether or not the terms for that renewal are expressly stated in original contract language. By continually monitoring customer acceptance of renewal rates,(18) the Company is able to evaluate, not only customer tolerance for rate changes from a business standpoint, but it also gains contemporaneous evidence applicable to establishing VSOE of fair value of PCS sold to other similarly situated customers. The Company uses the information defer first year PCS at a rate that is highly correlated with the rate at which the customer will renew (as required by paragraph 57 of SOP 97-2). The PwC Sample corroborates the rigorous contemporaneous process that management continually conducts. The PwC Sample demonstrates that our use of list prices and stated rates to allocate arrangement revenues to PCS do in fact represent VSOE of fair value as shown by the fact that the mean of PCS renewals is highly correlated to the mean of first year PCS.

(18)	Management believes the ongoing controls over this process support its position and provide real-time vendor specific objective evidence of fair value of PCS at the time of a software license agreement. The Company’s process requires the revenue accountant to evaluate all contemporaneous vendor specific objective evidence of the fair value of PCS available at the time of license sale to predict actual renewal amounts. This contemporaneous evidence includes but is not limited to: stated renewal rates in the software license contract; stated first year PCS rates in the software license contract; master terms and conditions in effect at the time of the software license agreement; previous deals with specific customers; and current/contemporaneous renewals with similar customers. Stated contractual PCS rates are used in all cases where the rates are consistent with the Company’s customary pricing practices. This review on a contract by contract basis ensures that the amount allocated is representative of the price the customer is expected to renew at and is accurately reflected in the financial statements. At the time of renewal, a similar process of examination of available evidence is followed to ensure renewals are charged at the correct amount. Our management assessment of internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002 requires an assessment of these processes to ensure that these processes and controls are effective and that they result in accurate revenue recognition. The PwC Sample has validated the intended results of this process as indicated by the high correlation between new and renewal PCS means within a reasonable range.

Confidential Treatment Requested by Cognos Incorporated

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The principles established in SOP 97-2 are intended to proscribe revenue recognition approaches that utilize estimations, rather than objectively measurable quantification, of amounts that should be allocated to PCS (or other undelivered elements) included in software licensing arrangements, that do not result in an accurate allocation of arrangement fees to those elements. Our method of allocating arrangement fees is consistent with the principles of SOP 97-2 because our historical experience over 30 years, our success in selling business intelligence software to customers and our process for consistently monitoring PCS renewals allows us to reliably account for PCS included in software licensing arrangements by allocating an amount that is objectively measurable and consistent with the amount that a customer will pay to renew PCS. We believe that this demonstrates that our approach to allocating amounts to PCS is not at variance with the GAAP requirement.

In summary, the Company’s position is that:

•	The Company has established VSOE of fair value for PCS for all three types of contracts (stated renewal rate, stated first year PCS and unstated rate) because of paragraph 10 of 97-2 which states, in part, that VSOE includes “…The price charged when the same element is sold separately” and paragraph 57, which states “the fair value of the PCS should be determined by reference to the price the customer will be required to pay when it is sold separately, (that is, the renewal rate).”

•	The Company has long-standing relationships with its customers and uses its knowledge of its business, its customer base and contemporaneous evidence in the form of PCS renewals to determine the price at the time of the initial contract that will be in compliance with SOP 97-2.

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•	The PwC Sample corroborates management’s determination.

         B. Other factors

Reseller Arrangements – The Company also licenses software and PCS through reseller arrangements.(19) Every reseller is treated as an end customer and thus included in one of the three classes of customers. Consequently, the Company treats PCS on reseller transactions consistently with direct sales by the Company to end customers. The Company’s customer history and policies and procedures relating to software sales, first year PCS and renewal PCS ensure that the first year deferral will be consistent with the actual rates resellers renew at or at which end customers renew. This is confirmed in the table below as both the mean and ranges of transactions are relatively consistent regardless of direct or reseller channel. Further, the mean of the first year PCS related to reseller sales is [TEXT REDACTED]% and the mean of renewals for reseller transactions is [TEXT REDACTED]% representing a very high correlation.

Measure	Direct Channel	Reseller Channel	Total (Direct and Reseller)

Mean (First year PCS)	[TEXT REDACTED]%	[TEXT REDACTED]%	[TEXT REDACTED]%

Mean (Renewal PCS)	[TEXT REDACTED]%	[TEXT REDACTED]%	[TEXT REDACTED]%

Range (80% within)	[TEXT REDACTED]%	[TEXT REDACTED]%	[TEXT REDACTED]%
(First year PCS)

Range (80% within)	[TEXT REDACTED]%	[TEXT REDACTED]%	[TEXT REDACTED]%
(Renewal PCS)

(19)	Our primary distribution channel is our direct sales force of 355 (end of fiscal year 2005) sales personnel, which generated approximately 75% of our software license revenue for fiscal 2005. Reseller distribution channels consist of third party distributors and Original Equipment Manufacturers (“OEMs”). Depending on the particular reseller arrangement, our PCS services are transacted (including renewals of PCS) either with the reseller (and through the third-party to the ultimate customer), or directly with the end-user (particularly in connection with PCS renewal transactions).

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In general, our reseller arrangements follow the same principles for the allocation of revenue between license and PCS as previously stated. For example, if the PCS is unstated in the contract, a 25% rate is used based upon the separate sales of PCS (i.e. renewals) using the same approach as for any direct customer. The reseller arrangements are one of three types:

Type 1 – In these arrangements, a third party distributor identifies the potential customer and negotiates a software license agreement based on its reseller arrangement with the Company. The software contract (including first year PCS) is ultimately between the end customer and Cognos, with Cognos paying the reseller a finder’s fee. The Company, rather than the reseller, provides PCS.

Type 2 – In these arrangements, a third party distributor contracts directly with the end customer for the license and first year of PCS. The Company performs the support services in the initial PCS period. The reseller collects and remits a royalty based on the reseller agreement to the Company. After the initial year of PCS, the Company enters into its initial agreement related to the PCS rate with the end customer based upon the full support having been paid by the end customer to the reseller in the initial year of the arrangement. [TEXT REDACTED]

Type 3 – In these arrangements, the Company enters into an agreement with an OEM which in turn deals directly with its end customers. All negotiations of key terms of the initial software arrangement are between the OEM and the end customer. The OEM provides support to its end customers and the Company provides support to the OEM.

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Other Factors — The Company does not review its historical records by, nor does it consider in determining VSOE of fair value of PCS on a contract basis, factors – such as geographic regions(20) or locations; type and nature of products; and distribution channel (i.e. direct and resellers);(21) stage of licensed product life cycle; other arrangement elements; overall economics and term of the license arrangement or other factors. The Company’s customer history and policies and procedures relating to software sales, first year PCS and renewal PCS ensure that the first year deferral is consistent with the actual rates at which customers will renew.

The PwC Sample in Section V confirms that other factors, such as geography, distribution channel and customer class do not materially affect the VSOE of fair value of PCS as the means and ranges on both first year PCS and renewal PCS are consistent with the means and ranges of the PwC Sample as a whole and as such are not material enough to consider separately. Further, Cognos’ products were not separated in the PwC Sample as they are considered homogeneous in nature and as such the product sold is not a consideration nor does it affect the VSOE of fair value of PCS.

V. Statistical Analysis of Sample Observations and Measurements

A. Introduction

In evaluating the quantitative characteristics of the population of transactions, PwC considered the various relationships between and among VSOE parameters. Given that the population has not been tested in its entirety, generally, we will report the results from the sample, as well as the extrapolated sample results, projected to the population. Note that the projections rely on correct weighting factors associated with the subclass of reported transactions.

(20)	As demonstrated by the table entitled ‘Renewal as a Percentage of License Amount (by Region)’ on page 23, the ranges and the means by region do not significantly vary from the results for the overall population.

(21)	As demonstrated by the table entitled ‘Renewal as a Percentage of License Amount (by Channel)’ on page 29, the ranges and the means by channel do not significantly vary from the results of the overall population.

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PwC calculated two important measures: average (or mean) new maintenance and renewal rates, projected to the population from the sample results, and percentiles, representing the range in which a preponderance of observations resides. It is important to note that the interpretation of the confidence interval around the mean (or point estimate) differs from the range defined by any two percentiles. In particular, the confidence interval is interpreted as the interval that would result from repeated sampling and estimation, and reflects the likely range for the true mean of the population. The width of the confidence interval defines the precision – as such, the narrower the range, the more accurate or precise is the estimate.

Moreover, there is an expectation that the mean values that arise from repeated sampling, are normally distributed (that is, are consistent with the distribution specified by a bell-shaped curve). Therefore, 95% of the confidence intervals constructed in this manner will include the true population mean. In all cases that are illustrated in the subsequent tables, PwC observed precise estimates of the average new maintenance and renewal percentages.

The interval defined by the percentiles (5th and 95th for example, or 10th and 90th for example), represents the range in which a specified number (and preponderance) of transactions are found. By definition, one expects these ranges to be wider than that of the confidence interval around the mean, as the 5th and 95th percentiles (in particular) are often considered as the boundaries for outliers. Management believes that the ranges observed for these percentages (both new maintenance and renewals) are reasonable and provide substantial support that the sample results are consistent with the population, and fall within a reasonable and precise range.

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B. Reasonable Range

The accounting concept of a reasonable range is one of qualitative judgment regarding the dispersion of values of individual items in a population. Such judgment as to “reasonableness” depends upon several factors, including: (a) the purpose for which statistical measurement and analysis is to be used; (b) the amounts (i.e., dollars) of the lowest and highest values in the population range; (c) the dispersion of values for the individual items in the range; (d) the measure(s) by which given percentages of such items and their values deviate from the mean value of a population; and (e) the materiality of some selected measure of dispersion in the population and deviation from the mean value of such population. Thus, the accounting concept of reasonable range requires consideration of the statistical qualities of a population combined with the qualitative characteristics of accounting information, such as: representational faithfulness (i.e., “validity,” or the correspondence between a measure and the phenomenon that it purports to represent); reliability; precision; and, materiality.

In the context of VSOE measurements used in accounting for multiple-element arrangements, the need to establish reasonableness of a range of VSOE values (in a given population of transactions representing VSOE of fair value) is a normal consequence of the nature of the underlying transactions. Neither GAAP, the standard setters nor the SEC has defined the term “reasonable range.” Rather, it is discussed by the “Big Four” accounting firms in the interpretive guidance issued by each firm. We understand that the SEC has taken a case-by-case approach which considers the particular facts and circumstances in considering whether VSOE used by a company falls within a reasonable range. KPMG LLP (“KPMG”) as a firm has suggested that it believes reasonable range might have the quantitative characteristic of VSOE population items “approaching 80 percent” that fall within ± 15 % of the median value. PwC states in its guidance:

“In most instances, VSOE of fair value will be an average price of several recent, actual transactions that are priced within a reasonable range. Vendors may exclude outlier transactions that do not fall within a reasonable range in reaching this determination. … To the extent that a significant percentage of actual transactions fall outside of a reasonable range, it may be difficult to determine VSOE.”

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In its guidance, PwC does not define what a “reasonable range” might be – in quantitative terms; or what might constitute a “significant percentage” (either falling within or falling outside of a “reasonable range”).

In determining the reasonableness of the range of the VSOE population (and related initial software license PCS deferral rates) for unstated rate contracts, management considered the following measures: (a) the end-points (in renewal rate percentages) of the range; (b) the distribution of values within the range; (c) the percentage of transaction items and their values falling within normal (i.e. “bell-shaped curve”) distribution; and (d) the percentage of transaction items and their values falling within 15% of the median value (the KPMG guidance relating to “approaching 80 percent”).

Following are various statistical measures relating to the 2004 and 2005 “unspecified” transactions identified in the PwC Sample(22) – as to VSOE (i.e., renewal rate percentage) and initial software license PCS deferral rate percentage.

(22)	PwC performed a detailed analysis comparing the population and sample, and determined that the sample is representative of the population. See Appendix A for a discussion of this analysis.

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Maximum and Minimum Percentages in the Sample

Max Min
PCS Renewals	[TEXT REDACTED]%

First Year PCS	[TEXT REDACTED]%

Distribution of Items (i.e., Percentages of Items) from the Mean

Percentage of Items Within
2.0 SD 1.65 SD 1.0 SD

PCS Renewals	[TEXT REDACTED]%

First Year PCS	[TEXT REDACTED]%

Percentage of Items Falling within +/-15 of the Median

Percent
PCS Renewals	[TEXT REDACTED]%

First Year PCS	[TEXT REDACTED]%

C. PwC Sample Results

Overall Results

New Maintenance(23) as a Percentage of License Amount (by Strata)

[TEXT REDACTED]/[CHART REDACTED]

(23)	The new maintenance percentage, as a function of the license amount, is equivalent to the amount allocated, as a percentage of the software license fee, to the initial PCS period bundled with sales of software licenses. For convenience, the statistical analyses refer to this measure as new maintenance percentages.

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[TEXT REDACTED]/[CHART REDACTED]

Renewal as a Percentage of License Amount (by Strata)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

As noted in these tables, the 10th percentile new maintenance and renewal percentages for the samples are [TEXT REDACTED]%; also, the 90th percentile new maintenance and renewal percentages are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, indicating that the new maintenance and renewal percentages for 80% (or a “preponderance”) of the sample observations are within this range. Also, and as is discussed throughout Section V, the new maintenance and renewal mean percentages and percentiles are highly correlated.

Other results follow:

•	[TEXT REDACTED]

•	In general, the precision (that is, the accuracy) of the projected estimate for the average new maintenance percentages and the average renewal percentage substantially satisfies the design criterion of 5%, and in fact rarely exceeds 1% to 2%. This is consistent across subclasses of license transactions, as well as for the entire sample;

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•	Extrapolating the sample results to the population, and using the correct weighting factors associated with the stratification scheme utilized here, the average new maintenance percentage is approximately [TEXT REDACTED]% , while the 95% confidence interval around this estimate ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, defined by the lower and upper bounds (LB and UB in the tables) of the 95% confidence intervals. This range indicates that the sample results are highly precise, and should be considered to fairly represent the population; and

•	Extrapolating the sample results to the population, and using the correct weighting factors associated with the stratification scheme utilized here, the average renewal is approximately [TEXT REDACTED]%, while the 95% confidence interval around this estimate ranges from [TEXT REDACTED]% to [TEXT REDACTED]%. This range indicates that the sample results are highly precise, and should be considered to fairly represent the population.

Regional Analyses

New Maintenance as a Percentage of License Amount (by Region)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

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Renewal as a Percentage of License Amount (by Region)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

PwC calculated the new maintenance and renewal percentages for subsets of the population and sample. The geographic results follow.

•	The projected, average new maintenance and renewal percentages for the Americas are [TEXT REDACTED]%, and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	The projected, average new maintenance and renewal percentages for Europe are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	The projected, average new maintenance and renewal percentages for the Pacific are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	By region (Americas, Europe and the Pacific), the 10th percentile for the new maintenance percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range. In fact, 90% of the license invoices fall within the range of approximately [TEXT REDACTED]% to [TEXT REDACTED]%, as defined by the 5th and 95th percentiles;

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•	By region (Americas, Europe and the Pacific), the 10th percentile for the renewal percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range. In fact, 90% of the license invoices fall within the range of approximately [TEXT REDACTED]% to [TEXT REDACTED]%, as defined by the 5th and 95th percentiles; and

•	As noted here, there is a high degree of correlation between the new maintenance and renewal percentage means across geography. Moreover, the magnitude and direction of both the percentages, and any differences across geography are consistent.

Customer Class

New Maintenance as a Percentage of License Amount (by Customer Class)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

Renewal as a Percentage of License Amount (by Customer Class)

[TEXT REDACTED]/[CHART REDACTED]

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[TEXT REDACTED]/[CHART REDACTED]

Results for Customer Classes A, B, and C follow.

•	The projected, average new maintenance and renewal percentages for Customer Class A are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	The projected, average new maintenance and renewal percentages for Customer Class B are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	The projected, average new maintenance and renewal percentages for Customer Class C are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	By Customer Class (A, B, and C), the 10th percentile for the new maintenance percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range. There is consistency in the 5th and 95th percentiles for Classes A and B (with [TEXT REDACTED]% for the 5th percentile, and [TEXT REDACTED]% and [TEXT REDACTED]% for the 95th percentile);

•	By Customer Class (A, B, and C), the 10th percentile for the renewal percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range. Also, the 5th percentile for the renewal percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 95th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 90% of the observations fall within these ranges; and

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•	As noted here, there is a high degree of correlation between the new maintenance and renewal percentage means across Customer Class. Also, the magnitude and direction of both the percentages, and the differences across class are consistent.

Contract Types

For the sample, the contract types (1): stated renewal rate; (2): stated first year PCS; and (3): unstated rates, are known for each transaction. However, this designation is not known for the entire population. Hence, in order to project the sample estimate of either the average new maintenance or renewal percentage to the population, inferences concerning the population counts and dollars in each contract types must be made.

PwC inferred these parameters by applying the stratum-specific (defined by the strata boundaries used in the original sample design) proportions of sample items and dollars for each of the three contract types to the counts and dollars in the population. As such, counts and dollars can be allocated for each stratum and contract type combination. Once these counts and dollars are calculated, the usual statistical estimation theory can be applied to determine projected estimates for the new maintenance and renewal percentages for each contract type.(24)

(24)	Given that contract-specific population counts and dollars have been inferred, the precision of the estimates for the mean (for both new maintenance and renewals) by contract type (and presented herein) is not exact. The PwC and E&Y statisticians agree that the true precision will be larger than presented here, indicating that the confidence intervals around the estimates (defined by the lower and upper bounds, or LB and UB respectively in the tables) are actually wider than designated in the tables. However, given the precision of the estimates, when calculated across other qualitative factors geography, customer class, and sales channel), the PwC and E&Y statisticians agree that the understated precision is not problematic, and the estimates themselves support the projected sample results.

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New Maintenance as a Percentage of License Amount (by Contract Type)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

Renewal as a Percentage of License Amount (by Contract Type)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

•	The projected, average new maintenance and renewal percentages for Contract Type 1 are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	The projected, average new maintenance and renewal percentages for Contract Type 2 are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

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•	The projected, average new maintenance and renewal percentages for Contract Type 3 are [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	By contract type, the 10th percentile for the new maintenance percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range. Moreover, there is general consistency in the 5th percentile for the contract types ([TEXT REDACTED]% to [TEXT REDACTED]%), and also in the 95th percentiles ([TEXT REDACTED]% to [TEXT REDACTED]%);

•	By contract type, the 10th percentile for the renewal percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range. Moreover, there is general consistency in the 5th percentile for these contract types ([TEXT REDACTED]% to [TEXT REDACTED]%), and also in the 95th percentiles ([TEXT REDACTED]% to [TEXT REDACTED]%); and

•	Although there are differences in both the new maintenance and renewal percentages across contract types, these percentages are highly correlated. Also, the magnitude and direction of both the percentages, and the differences across contract types are consistent.

Sales Channel

New Maintenance as a Percentage of License Amount (by Channel)

[TEXT REDACTED]/[CHART REDACTED]

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[TEXT REDACTED]/[CHART REDACTED]

Renewal as a Percentage of License Amount (by Channel)

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

•	The projected, average new maintenance and renewal percentages for the Direct Sales Channel are [TEXT REDACTED]%, and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	The projected, average new maintenance and renewal percentages for the Reseller Sales Channel [TEXT REDACTED]% and [TEXT REDACTED]% respectively, demonstrating the consistency and strong correlation between these measures;

•	By sales channel (direct and reseller), the 10th percentile for the new maintenance percentages ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range;

•	By sales channel (direct and reseller), the 10th percentile for the renewal percentages range from [TEXT REDACTED]% to [TEXT REDACTED]%, while the 90th percentile ranges from [TEXT REDACTED]% to [TEXT REDACTED]%, indicating that 80% of the license invoices fall within this range; and

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•	Although there are differences in both the new maintenance and renewal percentages across sales channel, these percentages are highly correlated. Also, the magnitude and direction of both the percentages, and the differences across sales channel are consistent.

PwC Conclusion on Sample Suitability

In PwC’s view, as demonstrated by the above tables and analyses, there is sufficient, reliable evidence that demonstrates that the sample fairly represents the population from which it was drawn, across measurable and known customer characteristics and other attributes.

Also, as noted above, the average (that is, mean) PCS deferral rate for the population of initial software license transactions was found to be [TEXT REDACTED]% (of the total purchase price of the initial software license transactions recorded in fiscal years 2004 and 2005), with a 95% confidence interval of [TEXT REDACTED]% to [TEXT REDACTED]% . The average PCS renewal rate percentage was found to be [TEXT REDACTED]%, with a 95% confidence interval of [TEXT REDACTED]% to [TEXT REDACTED]%. The overlap of these confidence intervals and the alignment of these measures indicate the high correlation between these measures and the credible estimates that arise from the sample.

Management believes that both the 80th and 90th percentile intervals (defined by the 10th and 90th percentiles, and the 5th and 95th percentiles, respectively), represent reasonable ranges in which a preponderance of rates for both new maintenance and renewals reside. Hence, the precision of the projected mean estimates, as well as the percentile intervals, indicate that the sample results are robust and credible, and fairly represent the population from which the sample was selected. Moreover, these results are consistent across key qualitative characteristics of the transaction: geography, customer class, and customer channel.

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Further, in PwC’s view, and as demonstrated when PwC calculated the correlation between the new maintenance and renewal percentages, there is a high degree of correlation between the measurements of VSOE of fair value (the mean value of the population of PCS renewal rate percentages) and the measurements of the assumed PCS deferral rates for initial software license transactions (the mean value of the population of PCS deferral rate percentages). These correlations, across the dimensions of license amount, region, customer class, and customer channel, are significant at the .0001% level.

C. Evaluation of Results of Quantitative Analysis

Management’s evaluation of the quantitative and qualitative analysis performed by PwC, and the quantitative and statistical analysis performed by PwC is as follows:

1.	As indicated in the PwC Sample, the correlation between VSOE of fair value (as determined by actual PCS renewal rates) and the PCS deferral rates used in initial software license transactions: (a) is high; (b) reflects that these observations fall within reasonable ranges of the underlying data; and (c) are supportive of management’s process regarding the PCS deferral rate percentages used in accounting for initial software license transactions.

2.	The bases for our evaluations are the average (i.e., mean) values of VSOE of fair value of PCS and of the PCS deferral rate percentages in initial software license transactions as well as the percentiles reflecting that a preponderance of observations fall within a reasonable range. Also, we believe that the statistical analyses demonstrate that the total population of VSOE of fair value measurements and the total population of PCS deferral rate percentages applied in initial software license transactions are highly correlated.

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3.	There are no other significant measures and comparisons of VSOE of fair value (to PCS deferral rate percentages); the statistical analysis and our other quantitative and qualitative analyses demonstrate that characteristics of the transaction — such as customer class, contract type, or geography do not significantly vary from the results for the overall population.

4.	Based on PwC’s various tests and analyses of the sample and underlying populations, we believe that the sample results are suitable for demonstrating the reasonableness of our assumptions and estimates, properly reflect the economic substance of the populations, and have adequate precision to support PwC’s findings and observations, and our evaluations based thereon.

PwC has discussed the PwC Sample with the statisticians at E&Y – who are in agreement with the findings and the statistical validity of the PwC Sample.

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Appendix A

Discussion of Statistical Validity of PwC Sample

To assist management in performing the 530 transaction statistical sample and statistical analysis, management retained the services of PricewaterhouseCoopers LLP (“PwC”). A PwC team of statistical specialists, led by statistician Jessica Pollner, Ph.D. (“Pollner”), and accounting consultants, has overseen the sample design, observation and measurement of the sample data, and statistical analysis of the sample results. PwC was engaged to assist Cognos management with the design, supervision and analysis of a statistical sample of PCS renewal transactions and corresponding initial software license transactions to quantitatively analyze and evaluate VSOE of fair value. PwC undertook this work in accordance with AICPA Statement on Standards for Consulting Services (“SSCS”) No. 1, Consulting Services: Definition and Standards. As such, PwC’s work was not an audit, nor any other form of attestation service.

The sample design, methodology, and analysis of sample suitability also has been reviewed by Dr. Pollner with Mary Batcher, Ph.D, who is a statistician with E&Y. This work has been reviewed and independently tested by E&Y. This Appendix provides information about: the objectives of the analyses performed; an overview of the sample design; qualitative characteristics of the population and sample; and quantitative characteristics of the population and sample.

Objectives

The objectives of the PwC quantitative analysis are to: (a) demonstrate the comparative relationship between average (i.e., mean values) of VSOE based on PCS renewal transactions and the average (i.e., mean values) of PCS rate percentages used in allocating the amounts of total fees of initial software license transactions to the PCS element; (b) show the statistically-analyzed properties of the subject populations and samples relating to reasonable range (as described in Section V of the white paper), and correlation(s) of observations, measurements and sample results to customer classes or other discriminate factors (e.g., geographies); and (c) establish that such samples are reasonable representations of the Company’s entire population of transactions – on the basis of sample size, precision, homogeneity of populations, and other scientific criteria.

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Overview of PwC’s Sample Design

PwC had several discussions with members of the Cognos accounting and finance staff; as well as with members of the E & Y audit team, which included their statisticians. Although an initial, limited sample of 200 transactions had been performed by management, these were selected to address specific queries of the SEC and weighted (that is, biased) to address certain specific criteria. Hence, PwC and E & Y agreed that an expanded sample would be implemented. The new sample is not biased (although it is stratified by dollar value of the transaction); reflects the combined 2004 and 2005 populations (2004 transactions are tested using 2005 renewals, and 2005 transactions are tested using 2006 renewals); and is expected to be sufficiently large to address the likely requirements of the precision testing (in response to SEC Staff queries regarding such sampling).

PwC recommended a stratified sampling approach; that is, stratifying the combined populations (2004 and 2005) by dollar value of the individual transactions. This approach leads to a sample that reflects the entire population; can be weighted back to a stratum for extrapolation purposes; and can likely be weighted back to an individual year or geography. To the extent that additional transactions are required to be sampled in order to achieve reasonable precision for any subpopulation (geography, year, distribution channel, or customer class for example), the stratified sample can be enhanced without any degradation of the original sample.

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A description of the combined 2004 and 2005 population of license sales with a subsequent renewal follows:

Combined 2004 and 2005 Population (USD)(1)

[TEXT REDACTED]/[CHART REDACTED]

For comparison purposes, we provide these counts and dollars for 2004 and 2005 separately.

2004 Population (USD)

[TEXT REDACTED]/[CHART REDACTED]

(1)	The table reflects the population from which the sample was selected. Some invoice amounts were adjusted during the sample review, and other invoices removed. Based on the sample review, the population has been adjusted to [TEXT REDACTED] invoices ($[TEXT REDACTED] USD) for extrapolation purposes. Note that the dollars for the population have been adjusted based on proportional corrections to strata, related to the sample review.

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2005 Population (USD)

[TEXT REDACTED]/[CHART REDACTED]

The “population invoiced amount” is understood to denote the licensed amount for all transactions, reported in U.S. dollars. The U.S. dollar amounts are used for stratification purposes – however, calculations for VSOE ratios were made using local currency amounts. The variable is labeled in the Cognos system (and on the population files provided to PwC) as “USD_AMOUNT”.

In the creation of the population from which the sample was drawn, several “subclasses” of transactions were excluded. These include: transactions without a subsequent renewal; transactions with negative totals; and transactions with anomalous post-contract support rates (< 0%, or > 100%). A reconciliation of these transactions has been made, and a determination has been made that these transactions were properly excluded.

Using the theory of stratified sampling and Neyman (that is, optimum) allocation, the following table reflects the combined 2004 and 2005 sample.(2) Note that stratum boundaries are associated with the license amount (in US dollars) variable provided to PwC on the population files.

(2)	Sample design calculations were performed using a two-sided confidence level of 95%, precision of less than 10%, and a high percentage of correctly allocated dollars.

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2004 and 2005 Sample Summary (USD)

[TEXT REDACTED]/[CHART REDACTED]

PwC used the theory of stratified random sampling to draw the entire sample. A random number (using a random number generator) was assigned to each item in the population, and the population was then sorted by stratum and random number. If ten items were required for the sample from the stratum, the first ten transactions in that stratum, sorted by random number, were selected as the sample.

PwC performed testing to demonstrate the representativeness of the sample relative to the population. The mean invoice amount from the combined population is approximately $[TEXT REDACTED]; for the sample, the mean invoice amount is $[TEXT REDACTED]. Note that these two means are not significantly different from one another.

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Qualitative Characteristics of the Population and Sample

In designing the sample and assessing its validity, PwC considered various qualitative characteristics to ensure that the characteristics of the sample properly mimic those of the population.(3) Such characteristics include, but are not limited to: customer profiles, sales types, and transaction amounts. Given the nature of Cognos business (business intelligence and performance management software), there are only a limited number of products that are sold by Cognos. Hence, PwC’s preliminary view was that the variability in the customer profile was likely to be de minimis and likely not substantial. The large majority of product licenses are for the family of similar BI Component products (for fiscal years 2004 and 2005, approximately [TEXT REDACTED]% of all software license transactions). In its sample design, PwC assumed that there will be geographic dispersion of the Cognos’ customers, and customers will vary by size; however, the products purchased by Cognos customers (by the nature of the business) will be within a reasonably constrained range.

PwC examined the geographic location, customer class, channel type, and month of purchase of Cognos customers in 2004 and 2005. These variables are provided on the transaction database provided to PwC by Cognos(4),(5) The following tables provide the geographic distributions (by region) for the populations and samples and reflect the sample and population totals from which extrapolations will be made. As illustrated in these tables, there is not a precisely proportional distribution of geographic region in the populations and samples. However, PwC found that there are generally consistent distributions across the population and sample.

[TEXT REDACTED]/[CHART REDACTED]

(3)	PwC used the sample results from the review to assess the representativeness of the sample relative to the population. The sample results capture the adjustments and corrections required to calculate the VSOE parameters.

(4)	Customers have been grouped into the following geographic regions: Americas; Europe; and Asia/Pacific.

(5)	Cognos groups its customer base into three distinct classes (Customer Class A, B or C) [TEXT REDACTED].

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As noted in these tables, [TEXT REDACTED]% of the 2004 and 2005 software purchases with a subsequent maintenance renewal were from European customers. An additional [TEXT REDACTED]% of software purchases were from customers located in the Americas. The percentage of invoices from European customers in the sample is slightly smaller than that observed in the population. However, this is a result of the design of the sample, which deliberately sampled a larger number of high dollar invoices. This is evidenced in the following table.

[TEXT REDACTED]/[CHART REDACTED]

Although the number of European customers represents almost [TEXT REDACTED]% of the customers, their invoice amounts account for only [TEXT REDACTED]% of the dollars in 2004 and 2005, whereas the Americas customers represent [TEXT REDACTED]% of the dollars. [TEXT REDACTED]

In general however, PwC found that the regional distribution of 2004 and 2005 invoices (by number of invoices or total invoice amount) in the sample is consistent with the regional distributions observed in the population. Although there are differences in the population and sample distributions, PwC found that the geographic representation in the population, and the reasonably consistent distributions of geography across the population and sample provide support of the hypotheses that the sample is a valid representation of the population from which it was drawn.

Another metric PwC examined is customer size, or class (as determined by total lifetime sales). This is provided in the following table (counts and dollars reflect the totals from which extrapolations will be made):

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[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

By design, PwC oversampled large transactions, so that the distributions of counts and dollars by Customer Class for the population and sample are not consistent. PwC performed a more detailed examination of the distribution of Cognos’ customers, by investigating the geographic distribution of customers within each customer class. These results are provided in the tables below:

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

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Additionally, PwC examined customer channel, which is characterized as direct, telesales, and reseller. Similar to geography and customer class, these tables reflect the totals (in counts and dollars) from which extrapolations will be made. This analysis is provided in the following tables:

[TEXT REDACTED]/[CHART REDACTED]

[TEXT REDACTED]/[CHART REDACTED]

As noted in these tables, approximately [TEXT REDACTED]% of the transactions are made through direct sales, while [TEXT REDACTED]% are made through reseller sales. However, approximately [TEXT REDACTED]% of the invoice dollars are associated with direct sales; hence, on average, each direct sale invoice is substantially larger than a reseller sale.

PwC also performed an examination of channel within customer class. These results are provided below:

[TEXT REDACTED]/[CHART REDACTED]

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[TEXT REDACTED]/[CHART REDACTED]

PwC also looked at invoice month of the purchases for 2004 and 2005 in both the sample and population. These are provided in the following table:

[TEXT REDACTED]/[CHART REDACTED]

As observed in this table, the distribution of purchases across the year was found by PwC to be generally uniform and consistent between the population and sample.

These analyses are illustrative of the characteristics of the population in at least four dimensions: customer location; customer class (as defined by total lifetime sales); channel type; and time of purchase (defined by the proxy variable invoice month). For these four dimensions, PwC found that the samples are reliable representations of the population.

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Quantitative Characteristics of the Population and Sample

In order to ensure that projecting the maintenance renewal amount from a sample of Cognos’ transactions to the population will lead to a robust and credible estimate for the population, PwC considered the variability in the invoice amounts. Characteristics of the 2004 and 2005 Cognos’ population that relate to the inherent variability in the invoice amounts follow:

•	[TEXT REDACTED]% of the 2004 and 2005 license invoices were less than $[TEXT REDACTED] USD per invoice, and accounted for [TEXT REDACTED]% of the 2004 and 2005 net dollars;

•	[TEXT REDACTED]% of the 2004 and 2005 license invoices were between $[TEXT REDACTED] USD and $[TEXT REDACTED] USD; and

•	The minimum and maximum invoice amounts for 2004 and 2005 were $[TEXT REDACTED] USD and $[TEXT REDACTED] USD respectively.

On the basis of these characteristics (and additional statistical measures), PwC found that it is reasonable to utilize a stratified sampling approach for testing the Cognos’ invoices, and ultimately projecting the sample results to the population. The main source of variability inherent in the invoices is the transaction amount. To account for this source of variability, PwC recommended a sample design that stratified the population by invoice amount (in US dollars). The following tables provide comparisons of the sample and population and reflect the adjusted population:(6),(7)

[TEXT REDACTED]/[CHART REDACTED]

(6)	The renewals for two sample items in strata 6 were processed together. Therefore, these items were combined during the sample review.

(7)	The mode is the transaction amount that occurs most frequently. If a dataset is approximately normally distributed, the mean, the median, and the mode will be generally consistent. The mode frequently does not exist as there may not be any value that occurs more than once. However, the mean and median can always be calculated and are more robust measures of central tendency than the mode.

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[TEXT REDACTED]/[CHART REDACTED]

As noted in these tables, the sample mean projected to the population, yields an estimate that is consistent with the population mean. Hence, PwC found that across the primary dimension on which the sample was selected, the sample is representative of the population from which it was selected. That is, by recognizing that there is a substantial amount of variability in the transaction amounts, the PwC sample design accounts for these differences in a manner that leads to a robust and credible sample. Moreover, PwC found that the general consistency of key metrics between the sample and population supports the hypothesis that the sample fairly represents the population. As such, testing the sampled items, and projecting the sample results to the population will result in population estimates that are reliable.

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